AGORA HOLDINGS INC.

August 29, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:          Agora Holdings, Inc./Application for Withdrawal on Form RW
for Registration Statement on Form 10

Ladies and Gentlemen:

Agora Holdings, Inc. (the “Company”), hereby requests that the Company’s Registration Statement on Form 10 filed with the Securities and Exchange Commission (“SEC”) on August 25, 2016, together with all exhibits thereto (“Registration Statement”), be withdrawn effective immediately. The Registration Statement has not been declared effective by the SEC.

The Company has determined to withdraw the Form 10-12(b), and to refile the Registration Statement on Form 10-12(g) and requests that the SEC consent to this application. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Ken Bart of Bart and Associates, LLC, via email at kbart@kennethbartesq.com or via facsimile at (720) 528-7765. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Ken Bart at (720) 226-7511. Thank you for your assistance.

Very truly yours,

Agora Holdings, Inc.

By:	/s/Danail Terziev
Danail Terziev
Chief Executive Officer